Contact

www.linkedin.com/in/bourcereau
(LinkedIn)
www.ventechvc.com (Company)

Top Skills

Start-ups
Venture Capital
Early Stage

Jean Bourcereau

Managing Partner at Ventech
Paris, Île-de-France, France

Summary

Ventech is a VC fund manager investing in innovative ICT
companies. With offices in Paris, Munich, Berlin, Helsinki,
Stockholm, Hong Kong and Shanghai, the firm deploys capital
across Europe and Mainland China.

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Experience

Ventech
Managing Partner
September 2000 - Present (24 years 9 months)

Venture Capital. Paris, Munich, Berlin, Helsinki, Stockholm, Hong-Kong,
Shanghai

Korint Insurtech
Board Member
August 2024 - Present (10 months)
Paris, Île-de-France, France

NexGen Insurance Platform

Olyzon
Board Observer
July 2024 - Present (11 months)
Paris, Île-de-France, France

The C-TV Expert Adtech company

Firecell
Board Member
February 2024 - Present (1 year 4 months)
Nice, Provence-Alpes-Côte d'Azur, France

Fullstack Private 5G connectivity solutions

Playruo
Board Member
May 2022 - Present (3 years 1 month)

Paris, Île-de-France, France

Ultra-low latency video streaming.

Leocare Assurance

Board Member

January 2021 - Present (4 years 5 months)

Rennes, France

Mobile-only insurance company.

Invest Europe

7 years 3 months

Member of the VC Council

March 2018 - Present (7 years 3 months)

Brussels, Belgium

Member of the Board

June 2018 - June 2021 (3 years 1 month)

Brussels Area, Belgium

misterb&b

Board Member

June 2017 - Present (8 years)

Paris, France

misterb&b is the global leading travel platform for the LGBT community

Ogury Ltd

Board Member

March 2014 - Present (11 years 3 months)

London, UK

Personified Advertising

InterCloud

Board Member

July 2014 - November 2024 (10 years 5 months)

Paris, France

SDCI solutions (Software-Defined Cloud Interconnect).

Acquired by BSO Networks.

ReachFive

Board Member

April 2019 - January 2024 (4 years 10 months)

Paris Area, France

Cloud-native CIAM software provider.

Acquired by Purse.

Reynen Court Inc.
Board Member
October 2020 - June 2023 (2 years 9 months)
Amsterdam, North Holland, Netherlands

Cloud-based Legaltech enabling platform

Crocus Technology
Board Member
May 2006 - June 2020 (14 years 2 months)
Santa Clara, CA

TMR-enabled sensors.

Acquired by Allegro Microsystems

Unilend
Board Member
March 2015 - September 2018 (3 years 7 months)
Paris, France

Crowdfunded loans to SMEs

Ekinops
Board Member
March 2003 - March 2017 (14 years 1 month)
Lannion, Brittany, France

10G and 100G optical transport systems.

Euronext : EKI

Withings
Board Member
July 2010 - May 2016 (5 years 11 months)
Issy-les-Moulineaux, Île-de-France, France

Connected health and wellness solutions.

Acquired by Nokia.

Ad Valem technologies
Board Member
March 2013 - September 2015 (2 years 7 months)
Luxembourg, Luxembourg

Ad Valem offers innovative broadcast services to content owners, leveraging a leading-edge optical network.

Acquired by TDF

France Digitale

3 years 1 month

Board Member

September 2012 - September 2015 (3 years 1 month)

Paris, France

Vice Président

October 2013 - November 2014 (1 year 2 months)

Paris

Hassle.com

Board Member

July 2014 - July 2015 (1 year 1 month)

London, England, United Kingdom

Marketplace for residential cleaning services.

Acquired by Helpling

Ateme

Board Member

December 2005 - January 2015 (9 years 2 months)

Bièvres, Île-de-France, France

Best-in-class video encoding software and systems.

Euronext : ATEME

Arteris

Director

December 2004 - October 2013 (8 years 11 months)

Campbell, California, United States

Network-on-Chip category creator.

Acquired by Qualcomm

Muzicall

Board Member

February 2010 - June 2013 (3 years 5 months)

London, England, United Kingdom

Ringback tones services.

Acquired by Real Networks.

Awdio.com

Board Member

February 2008 - April 2010 (2 years 3 months)

Paris, Île-de-France, France

Live Music 24/7.

Wengo SAS

Board Member

September 2007 - March 2009 (1 year 7 months)

Paris, Île-de-France, France

Wengo enables people-to-people services.

Acquired by Vivendi.

TAK Imaging, Inc

Board Member

January 2003 - July 2007 (4 years 7 months)

San Mateo, California, United States

TAK Imaging provides chips and software solutions for the consumer photo printing industry.

Acquired by Insilica.

Popular Telephony, Inc

Board Member

January 2005 - December 2006 (2 years)

Valbonne, Provence-Alpes-Côte d'Azur, France

PT markets serverless applications using its patented technology PEERIO.

Musiwave SA

Board Member

July 2002 - January 2006 (3 years 7 months)

Paris, Île-de-France, France

Musiwave powers all music-related services for wireless service providers.

Acquired by Microsoft.

Education

Ecole Polytechnique

Master of Science - MS, Physics · (September 1992 - June 1995)

ENST

Master of Science - MS · (September 1995 - June 1997)